

9:41
Strategies
Please select a strategy from one of the ones below.
CONSERVATIVE
MODERATE
$1,000.00
Expected Return
$1,000.00
Expected Return
8.9%
Blended Rate
8.9%
Blended Rate
6-12mo
Projected Term
6-12mo
Projected Term
22
Matching Loans
22
Matching Loans
A = 8
B = 7
C = 7
B = 6
C = 6
D = 5
E = 5
Select
Select
10:05
Current balance
$2,345.09603961
EAR: 4%
6M
1Y
All
Future

Groundfloor

Why Groundfloor is Good for the World

THE PROBLEM

… BANKING.

Depositors get next to nothing. Banks call the shots on who gets funded, at what level, for what uses, and **they take all the profit** – from your money.


THE AMERICAN DREAM IS OVER.
Regular
Plus
Power
OVERDUE
Total
499.38
Balance Due
499.38
250.00

And inflation is only making matters worse.


THE WALL STREET JOURNAL.
Inflation Speeds to 40-Year High
What's News
Business & Finance
Price rise of 7.5% tops December's reading as housing and used cars help fuel the surge
what consumers pay for goods and services—reached in January its highest level since February 1982, when compared with the same month a year ago. That put inflation above December's 7% annual rate and
food, vehicles, shelter and electricity. A sharp uptick in housing rental prices—one of the biggest monthly costs for households—contributed to last month's increase.
High inflation is the dark
Consumer-price index, change from a year earlier
No Relief
Savings accounts are doing little to soothe the pain of inflation
Inflation
Average savings account rate
10%
5
0
Average Savings Account Rate
1987
2000
2010
2020
Year
Sources: Consumer Price Index, Bankrate.com
2022 data reflects year-to-date values

source: https://www.bloomberg.com/news/articles/2022-07-31/banks-used-to-provide-relief-from-inflation-now-they-profit-big

THE SOLUTION

Groundfloor

We believe **everyone** should profit from their savings and investments the way banks do.

Our award-winning platform makes earning better returns **safer, easier, and predictable**.



OUR TWO EXCITING PRODUCTS:

Groundfloor


9:41
Strategies
Please select a strategy from below.
CONSERVATIVE
$1,000.00
Expected Return
8.9%
Blended Rate
6-12mo
Projected Term
22
Matching
Loans
A = 8
B = 7
C = 7

Low Risk Investing

No maximum balance, high-yield, short-term

Stairs
by GROUNDFLOOR


10:05
Current balance
$2,345.09603961
EAR: 6%
1W
1M
3M
6M
1Y
All
Portfolio Projections

Savings on Steroids

No minimum balance, 100% liquidity

WHAT GROUNDFLOOR OFFERS

Safe & Stable Investing for Everyone

- CONSISTENT 10% RETURNS
- REGULAR CASH FLOW
- NO FEES, EVER
- INVESTMENTS SECURED BY REAL ESTATE PROPERTY



9:41
Strategies
Please select a strategy from one of the ones below.
CONSERVATIVE
MODERATE
$1,000.00
Expected Return
8.9%
Blended Rate
6-12mo
Projected Term
22
Matching Loans
A = 8
B = 7
C = 7
B = 6
C = 6
D = 5
E = 5
Select
Hi Jennifer!
$60,657.01
Total Invested
$1,523.42
Available Balance
My Accounts
IRA Account *1234
Loans (3)
Invested
$52,456.36
Available Balance
$1,523.42
Total
$53,979.78
Add Funds
More

HOW GROUNDFLOOR WORKS


6:30
Invest
Available Balance
$21.28
How much would you like to invest?
$ 20
(In increments of $10)
View Strategies
1
2 ABC
3 DEF
4 GHI
5 JKL
6 MNO
7 PQRS
8 TUV
9 WXYZ
0

Link a bank account and deposit funds


6:30
Strategies
Please select a strategy from below.
CONSERVATIVE
$0.84
Expected Return
7.5%
Blended Rate
2.3 - 10.7mo
Projected Term
10
Matching Loans
A = 1
B = 6
C = 3
MODER
$0.78
8.0%
2.0 - 9.5
42

Determine an investment strategy


6:31
Review
Dynamic: Grades C, D, E, F, G
Grade: C (2)
$20
more detail
Decatur, GA 30030
$10 Investing
Hollywood, FL 33020
$10 Investing
Matching Loans 2
Total to Invest $20
I have read and agree to Groundfloor Investor Account terms.
I have read, agree, and satisfy the terms outlined in the Investor Agreement, LRO Agreement, and Offering Circular.
Invest

Build a portfolio based on your criteria


6:32
Congratulations!
You have successfully invested $20 into Groundfloor LROs!
Transaction confirmation details will be sent to kellyrobinson@girlgrit.design
Done
If you do not receive your email, please contact us.

Generate returns in 9-12 months

GROUNDFLOOR VS. OTHER INVESTMENTS

	Groundfloor	Bank CDs	Stock Apps	Crypto	Collectibles
ANNUAL INTEREST RATE	10%	0.01–3.0%	✘	varies	0%
NO FEES	✔	✘	varies	✘	✘
SECURITY	residential property	FDIC insured	✘	✘	physical or virtual goods
PRODUCT	debt note	bank interest	stocks, options, funds	coins	SPV
REPAYMENT TERM	continuous	1–72 months	?	??	???

WHAT STAIRS OFFERS

A Better Way to Save

- FIXED 4% RATE
- WITHDRAW ANYTIME
- NO FEES, EVER
- INVESTMENTS SECURED BY REAL ESTATE NOTES



10:05
Current balance
$2,345.09603961
EAR: 6%
1W
1M
3M
6M
1Y
All
Portfolio Projections
Past
Present
Future
10:05
Future balance
$34,456
Future

HOW STAIRS WORKS


3:14
Stairs
by GROUNDFLOOR
Earn 4-6% interest.
No fees, ever.
Withdraw anytime.
Stairs combines the easy access of a savings account with the returns of investing, all secured by real assets.
CREATE ACCOUNT
Already have a Groundfloor or Stairs account? Log in
1.1.93 (107) p

Create account


4:58
Add Funds
Current Balance
$1,545.62
How much would you like to transfer in?
$ 100
TRANSFER FUNDS
1
2 ABC
3 DEF
4 GHI
5 JKL
6 MNO
7 PQRS
8 TUV
9 WXYZ
.
0

Transfer funds


3:15
Current Balance (Earning 6%)
$1,545.62
1W
1M
3M
6M
1Y
All
Portfolio Projections
Past
Present
Future

Earn cash

SAVING WITH GROUNDFLOOR VS. SAVING WITH BANKS

	Stairs by GROUNDFLOOR	citi	CHASE	WELLS FARGO	BANK OF AMERICA
ANNUAL PERCENTAGE RATE	4%	0.5%	0.01%	0.01%	0.01%
UNLIMITED WITHDRAWALS	✓	✗	✗	✗	✗
FREE TO USE	✓	✗	✗	✗	✗

WHAT SETS GROUNDFLOOR PRODUCTS APART

DESIGNED FOR EVERYONE

For anyone who wants to do more with their money – not just accredited investors.

MINIMAL CONCENTRATION RISK

Continuously diversify across a range of investments for as little as $10 each.

SHORT-TERM LIQUIDITY

With recurring investments, portfolios generate cash flow in as little as nine months.

QUALIFIED BY THE SEC

Each investment opportunity is qualified by the SEC before being offered on the platform.

THE ADVANTAGE OF REAL ESTATE DEBT

Groundfloor offers debt investments that **carry less risk** and are backed by secured, collateralized real estate assets in a **first lien position**.


COMMON EQUITY
PREFERRED EQUITY
DEBT
MORE RISK
Long-term (5-10 years)
LESS RISK
Short-term (6-18 months)

Why Groundfloor is Good for Shareholders

UNIQUE, SELF-SUSTAINING BUSINESS MODEL


We provide our own capital to real estate developers
1
2
We offer proprietary securities based on the underlying asset
UNLIMITED GROWTH POTENTIAL
3
Individuals invest in our securities
4
As they invest, our capital is replenished

OUR CUSTOMERS ARE STICKY

The portfolios of our earliest investors **continue to grow** year-over-year



AUM BY RETAIL INVESTOR COHORT
(in millions)
Retail Investor Assets Under Management (AUM)
$250
$200
$150
$100
$50
0
2014
2015
2016
2017
2018
2019
2020
2021
2022
Retail Investor Activation Year

MULTIPLE REVENUE STREAMS

For every $1,000 invested on the Groundfloor platform,
we earn an average of **$66.58** from **three revenue streams**:

ORIGINATION FEES + **NET INTEREST** + **SERVICING FEES**

Real estate developers pay points and fees

We earn interest on loans until they fund on our platform

Developers pay servicing fees during the term of their loan

GROWTH IS STRONG

Quarterly investment volume has grown consistently, reaching **$78 million** and supporting **$7.7 million in revenue*** in Q2 2022.



QUARTERLY REVENUE AND INVESTMENT VOLUME
(in thousands)
QUARTERLY REVENUE
INVESTMENT VOLUME
$8,000
$7,000
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
2018 Q1
2018 Q2
2018 Q3
2018 Q4
2019 Q1
2019 Q2
2019 Q3
2019 Q4
2020 Q1
2020 Q2
2020 Q3
2020 Q4
2021 Q1
2021 Q2
2021 Q3
2021 Q4
2022 Q1
2022 Q2

* Unaudited Non-GAAP Revenue based on quarterly cash receipts per management reports

WE WERE BUILT FOR TURBULENT TIMES

As Housing Prices Decline

- Investors are protected by a first lien on collateral
- Borrowers have better buying opportunities
- Risk can be controlled by limiting leverage (loan size in relation to collateral)

As Interest Rates Rise

- Borrowers have fewer competing alternatives to financing with us
- Investors earn higher yields on better terms
- Equity capital becomes relatively less expensive

The COVID-19 pandemic proved that capital deployed by a broad base of individual investors is **more resilient, flexible, and powerful** than traditional sources.

WE'RE RAISING CAPITAL TO PLAY OFFENSE IN 2023


INCREMENTAL GROWTH DRIVEN BY WEFUNDER RAISE
(in millions)
Gross Investment Volume
$1,250
$1,000
$750
$500
$250
WEFUNDER
2022
2023
2024
2025
Incremental growth driven by increased investor acquisition and new products funded via Wefunder capital
Growth projections from current investor base

CLEAR PATH TO PROFITABILITY

	historical proforma				projected			
	2018	2019	2020	2021	2022	2023	2024	2025
Net revenue*	$ 3,325	$ 7,073	$ 5,627	$ 14,049	$ 23,136	$ 35,644	$ 53,463	$ 80,461
Net revenue growth rate	*90.2%*	*112.7%*	*-20.4%*	*149.7%*	*64.7%*	*54.1%*	*50.0%*	*50.5%*
Cost of goods sold	424	780	611	1,363	1,725	2,387	3,225	4,367
Gross profit	2,901	6,293	5,016	12,686	21,411	33,257	50,238	76,094
Operating expense	7,867	9,186	9,021	11,181	25,799	33,717	46,590	65,106
Advertising	700	274	607	2,625	2,443	2,871	3,733	4,853
Net (loss) income	**$(5,666)**	**$(3,167)**	**$(4,612)**	**$(1,120)**	**$(6,831)**	**$(3,331)**	**$(85)**	**$6,135**
% of net income	n/a	n/a	n/a	n/a	n/a	n/a	n/a	7.62%

*Non GAAP, $ in thousands

Without any expansion in revenue multiple, achieving these projections would generate **3-4x share** price appreciation on a Series B-3 investment in three years, by 2025

BATTLE-TESTED EXECUTIVE TEAM



BRIAN DALLY
CEO
Co-founded company in February 2013



NICK BHARGAVA
EVP Regulatory Affairs
Co-founded company in February 2013



RHONDA HILLS
COO
Joined in February 2018



CHRIS SCHMITT
CTO
Joined as employee #1 in August 2013



BENJAMIN SUTTON
SVP of Finance & Strategy
Joined in February 2017



PATRICK DONOGHUE
VP of Risk Management
Joined in April 2016



CHRIS GARRETT
VP of Product
Joined in October 2021



MEGAN HEANEY
Head of People, Projects & Culture
Joined in November 2020

NOTABLE INVESTORS



Yair Goldfinger
Co-Founder & CEO at
AppCard



David Sissman
Angel Investor, Professional
Investor & Portfolio Manager



Michael Goodmon
Vice President, Real Estate at
Capitol Broadcasting Company



Michael D. Olander Jr.
CEO & Chairman at
MDO Holdings



John Healy
Principal at
Hyde Street Holdings, LLC



Bruce Boehm
Angel Investor &
Retired Venture Capitalist



T.R. Missner
VOIP Jedi at
TextNow



Lucas Timberlake
Co-Founder & General Partner at
Fintech Ventures Fund

WE'RE GAINING MOMENTUM FAST

- Nearly 200,000 users and growing
- Over $800 million invested to date
- Over 2,000,000 individual investments
- Covered in hundreds of publications
- Winner of two dozen industry and innovation awards

Over **6,375 Shareholders** and… growing!

JOIN US, TODAY!


9:41
Strategies
Please select a strategy from one of the ones below.
CONSERVATIVE
MODERATE
$1,000.00
Expected Return
$1,000.00
Expected Return
8.9%
Blended Rate
8.9%
Blended Rate
6-12mo
Projected Term
6-12mo
Projected Term
22
Matching Loans
22
Matching Loans
A = 8
B = 7
C = 7
B = 6
C = 6
D = 5
E = 5
Select
Select
10:05
Current balance
$2,345.09603961
EAR: 4%
1Y
All
Future

Thank you!